January 5, 2009	ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

Jill S. Davis, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 7, 2008

Response letter dated November 12, 2008

File No.  0-26973

Dear Ms. Davis,

This letter is in response to your comment letter dated December 17, 2008 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing an amended Form 10-K until the issue of the accounting treatment for our business combination is resolved to your satisfaction.

Accordingly, we have provided our responses to your comments and upon your review and acceptance of our accounting treatment, the Company will file an amended Form 10-K.  We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 6  Business Combinations, page 36

Comment 1.

Your response to comment number five to our letter dated August 6, 2008 explains that ForeverGreen International LLC and Whole Living Inc. would operate jointly with one management team, but with two separate ownership groups.  Please tell us the specific facts and circumstances surrounding the January 2006 acquisition by Whole Living of a 23% interest in ForeverGreen International LLC that led both parties to agree that Whole Living, Inc. would be managed by the current management of ForeverGreen International, LLC.  Please also tell us if such decision was pursuant to a written agreement, and if applicable, tell us where such agreement has been included with your filings

Ms. Davis

U.S. Securities and Exchange Commission

January 5, 2009

Response: In late 2005, the management of Whole Living, Inc. was interested in expanding our roduct lines to increase revenues.  As a result of this interest, management of Whole Living, Inc. entered into negotiations with the management of ForeverGreen International LLC to consolidate management and obtain rights to its exclusive products.  As part of these negotiations the parties explored the option of a combination of the companies.  However, George H. Brimhall, the owner of a majority of the ownership units in ForeverGreen International LLC as well as owner of 50% of the voting units in ForeverGreen International LLC, was consulted and he expressed that he did not desire ownership of a publicly traded company and specifically did not plan to exchange any of his ownership interests in ForeverGreen International LLC for shares of Whole Living, Inc.  Mr. Brimhall expressed a desire to continue with his existing ownership of ForeverGreen International LLC.  Because Mr. Brimhall controlled a majority of the ownership units and 50% of the voting units of ForeverGreen International LLC it was determined that a combination of the companies was not feasible.

As a result of Mr. Brimhall’s determination not to participate in a combination of the companies, the interested parties agreed to an exchange of only a portion of the ForeverGreen International LLC member interests.  The interested parties agreed that the two companies would operate jointly with one management team, but with two separate ownership groups.  The management of Whole Living, Inc. and the owners of ForeverGreen International LLC who were a party to the January 2006 ownership exchange determined that a combination of the operations of the companies would increase sales and at the same time reduce operating costs due to the combined operations.  The expected increase in revenues and decrease in costs was the primary reason for the combination of the companies.

After Whole Living, Inc. purchased the 23% interest of ForeverGreen International LLC, the management team was comprised of management from both companies.  The exchange of Whole Living, Inc. common shares for member interests in ForeverGreen International LLC resulted in Ronald K. Williams owning 16.2% of the Whole Living, Inc. outstanding common stock.  Accordingly, Mr. Williams held a controlling position in Whole Living, Inc. and he was appointed as a director and as President of Whole Living, Inc.   Members of ForeverGreen International LLC’s management team were appointed to management positions in Whole Living, Inc. to facilitate the joint operations.  Although all executive officer positions for the combined operations were filled by ForeverGreen International LLC management, all Whole Living, Inc. senior management continued as senior management after the January 2006 initial exchange of ownership.  Doug Burdick, Whole Living, Inc.  Director, CEO, and President, continued as President of Brain Garden.  Bill Fifield, Director and Officer of Whole Living, Inc., continued in the combined operations as VP of Marketing.  Daylen Bushman, Director of International and Domestic Operations for Whole Living, Inc., continued as VP of Manufacturing for the combined operations.  Whisper Pecharich, Director of Distributor Services for Whole Living, Inc., continued as Director of Leadership Development in the combined operations.

Ms. Davis

U.S. Securities and Exchange Commission

January 5, 2009

The Membership Interest Purchase Agreement filed as an exhibit to the amended Form 8-K filed on January 17, 2006, is the only written agreement memorializing the negotiations.  As indicated on page 8 of the Membership Interest Purchase Agreement, under item “16.  General.”

“f.    Entire Agreement:  This Agreement and the documents and agreements referred to herein constitute the entire understanding and agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, representations and understandings between the parties relating to the subject matter of this Agreement.  All preceding agreements relating to the subject matter of this Agreement, whether written or oral, are hereby merged into this Agreement and the documents and agreements referred to herein.”

As further included in the “Membership Interest Purchase Agreement” on page 4, under item “4. Conditions Precedent to Closing (a)”, the changes in management were outlined.

“

v.  Bill Fifield and Doug Burdick will appoint Ron Williams to fill the current  vacancy on Whole Living's Board of Directors.  The term of this appointment will be until the next annual meeting or earlier termination or resignation.

             vi.  Bill Fifield will resign as Secretary/Treasurer and a Director of Whole Living and hereby designate Robert Reitz as Secretary/Treasurer and a Director of Whole Living until the next annual meeting of shareholders or until his earlier termination or resignation.

               vii.  Doug Burdick will resign as a Director of Whole Living and hereby designate Brenda Huang as a Director of Whole Living until the next annual meeting of shareholders or until his earlier termination or resignation.

               viii.  Doug Burdick will also be available as an advisor to the Board of Directors while he is employed by Whole Living and/or its subsidiaries.

               ix.  Upon the completion of these transactions, a special meeting of the Board of Directors will be called.  At that time, the Board will appoint Ron Williams as the President and CEO of Whole Living and authorize a 15-for-1 reverse split on all of the outstanding shares of Whole Living.”

Comment 2.

Please tell us if the January 2006 acquisition by Whole Living of a 23% interest in ForeverGreen International LLC was done in contemplation of Whole Living acquiring the remaining, or an additional interest in ForeverGreen International LLC.  If applicable, please provide us any written agreements related to such contemplated transaction.

Ms. Davis

U.S. Securities and Exchange Commission

January 5, 2009

Response:  As indicated in our prior response and discussed above, there was no expectation or intention of further transactions at the time of the January 2006 transaction.  The “Membership Interest Purchase Agreement,” the written agreement between the parties at that time, further demonstrated this understanding because it does not make reference to any further or future exchanges of ownership interests.  However, toward the end of the 2006 calendar year Mr. Brimhall had changed his position as to the combination of the companies.  During the 2006 year Mr. Brimhall and the members of ForeverGreen International LLC observed the success of the companies being operated jointly.  Mr. Brimhall observed that revenues were satisfactory and that expenses were rapidly decreasing for the joint operations, which created an expectation for continued sales growth and expense reductions creating profitability for the joint operation, which actually happened in fiscal 2007.  All of the parties involved agreed that achieving the expected profitability and increases in corporate synergies would be more likely and more easily achieved through the total combination of the companies.

In addition, both companies wanted to further enhance the synergy by acquiring an interest in Unique Sea Farms Limited, a major supplier for both companies.  As ownership in Unique Sea Farms Limited (“Sea Farms”) was being negotiated, Mr. Brimhall was interested in participating in that ownership.  It became apparent that the total combination of Whole Living, Inc. and ForeverGreen International LLC would allow the two companies to more effectively hold interests in Sea Farms.  Although, an agreement for ownership in Sea Farms was never completed by ForeverGreen Worldwide, subsequent to the January 2006 initial exchange of ownership, but before the complete combination of the companies at the end of 2006, Mr. Brimhall and another significant shareholder in Whole Living, Inc. formed Marine Life Sciences (“MLS”), which owns all rights to distribute Sea Farms product, other than the products distributed by ForeverGreen Worldwide, and MLS holds an option to buy direct ownership in Sea Farms.  Mr. Brimhall’s ownership in MLS created the final synergy and agreement that led to his support of the complete combination of the companies’ operations at the end of 2006.

* * * * * * * * *

In connection with our response to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Davis

U.S. Securities and Exchange Commission

January 5, 2009

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer